UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-20206

PERCEPTRON, INC.

(Exact name of registrant as specified in its charter)

47827 Halyard Drive,

Plymouth, Michigan 48170-2461

(734) 414-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
Rights to Purchase Preferred Stock(1)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

(1)	The Rights to Purchase Preferred Stock (the “Expired Rights”) were issued in connection with a Rights Agreement between Perceptron, Inc. and American Stock Transfer & Trust Company, as Rights Agent, initially dated as of March 24, 1998, as amended. The Expired Rights have expired and are no longer in effect. Perceptron, Inc. previously filed a Registration Statement on Form 8-A12G to register the Expired Rights on March 30, 1998.

Pursuant to the requirements of the Securities Exchange Act of 1934, Perceptron, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	December 31, 2020	By:	/s/ Bill Roeschlein
Bill Roeschlein
Chief Financial Officer